UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Krystian Czerniecki

Sullivan & Cromwell LLP

24, rue Jean Goujon

75008 Paris

France

*	The registrant files annual reports on Form 18-K on a voluntary basis.

EXPLANATORY NOTE

CAPITALIZATION AND INDEBTEDNESS

SIGNATURE

EXHIBIT INDEX

EXHIBIT 5	—	HALF-YEAR REPORT: CONDENSED INTERIM FINANCIAL STATEMENTS AS AT 30 JUNE 2012

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 18-K for the fiscal year ended December 31, 2011 is filed by Council of Europe Development Bank (“CEB” or the “Bank”), a multilateral development bank with a social vocation governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. This amendment to the annual report on Form 18-K, including any future amendments, is intended to be incorporated by reference into any future prospectus filed by CEB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

In this annual report, references to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars.

RECENT DEVELOPMENTS

On September 25, 2012, Fitch Ratings agency downgraded CEB’s long-term credit rating to AA+, citing, among other factors, the deterioration in the CEB’s risk asset coverage ratio, a decrease in the average credit rating of its securities portfolio, its exposure to countries in the Eurozone, and the terms of its most recent capital increase. As previously disclosed, the capital increase did not involve any new cash contribution by the member states but was done by the incorporation of reserves into paid-in capital.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s actual capitalization and indebtedness as of June 30, 2012. It does not otherwise give effect to any transaction since that date. Since June 30, 2012, there has been no material change in the capitalization of CEB.

As of June 30, 2012
(in thousands of euros)
Short-term Debt[1]	2,963,001
Long-term Debt[2]	17,672,969
Equity
Capital[3]
Subscribed	5,386,185
Uncalled	(4,783,389)

Called	602,796
General Reserve[4]	1,669,794
Gains or losses recognized directly in equity	(131,734)
Net profit	60,784

Total Equity	2,201,640

Total Capitalization[5]	19,874,609

[1]

Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

[2]

Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

[3]	See “Capital Structure—Subscribed, Called and Uncalled Capital” in the Issuer’s current annual report on Form 18-K for the fiscal year ended December 31, 2011.
[4]

The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves” in the Issuer’s current annual report on Form 18-K for the fiscal year ended December 31, 2012.

[5]	Total capitalization consists of long-term debt and total equity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Paris, France on October 8, 2012.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:
/s/ Rolf Wenzel
	Name:	Rolf Wenzel

	Title:	Governor

EXHIBIT INDEX

Exhibit Number	Description
5.	HALF-YEAR REPORT: CONDENSED INTERIM FINANCIAL STATEMENTS AS AT 30 JUNE 2012